July 20, 2011

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549-4631

Re: Real Estate Contacts, Inc.
Registration Statement on Form S-l Filed
June 15, 2011 File No. 333-174905

Dear Mr. McTiernan,

We represent Real Estate Contacts, Inc. (“Real Estate Contacts” or, the “Company,” “we,” “us,” or “our”).  By letter dated July 11, 2011 the staff (the “Staff,” “you,” or “your”) of the United States Securities & Exchange Commission (the “Commission”) provided the Company with its comments on the Company’s Registration Statement (the “Registration Statement”) on Form S-1 filed on June 15, 2011. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments.  For your convenience, the questions are listed below, followed by the Company’s response.

General

1.
In the forepart of the prospectus, please include an affirmative statement to make clear, if true, that the company has no present plans to be acquired or to merge with another company nor does the company, nor any of its shareholders, have plans to enter into a change of control or similar transaction.

Response: An affirmative statement that the Company has no present plans to be acquired or to merge with another company, nor that the Company or any of its shareholders, have plans to enter into a change of control or similar transaction has been included in the Form S-1 amendment.

Prospectus Summary, page 1

2.	Please revise this section to provide balancing disclosure regarding your limited operating history and financial condition.

Response: Additional disclosure disclosing that the Company has a limited operating history and financial condition has been added to the prospectus summary.

Risk Factor, page 4

3.
Please revise your second risk factor or include a separate risk factor that summarizesthe risks related to the financial results and condition of the company, including the net losses realized and accumulated deficits recorded in the last quarter and last reporting year.

Response: The risk factor has been revised to include a summary of the risks related to the Company’s financial results.

Special Note Regarding Forward-Looking Statements, page 7

4.
Please remove, in this section and throughout the document, as applicable, all references to "documents incorporated by reference" or advise. Refer to General Instructions VII to Form S-l for guidance on eligibility to use incorporation by reference.

Response: All applicable references to “documents incorporated by reference” have been removed.

Item 5. Determination of Offering Price, page 7

5.
We note your disclosure that you "will be filing to obtain a listing" of your common shares on the OTCBB. The OTCBB is not an issuer listing service but is instead a quotation medium. You may not apply to list your shares on the OTCBB. Market makers may make an application for quotation of your shares. Please revise your disclosure accordingly. All references to an OTCBB listing throughout the document should be removed.

Response: All references to “listing” have been revised to indicate “quotation.”

Management's Discussion and Analysis of Financial Condition and Result of Operations, page 13

Plan of Operations, page 13

6.	Please expand your disclosure to describe in more detail how you intend to grow revenues in the next 12 months.

Response: The Company has added disclosure providing additional details of its plan to grow revenues in the next 12 months.

Revenue and Expenses Forecast for 2012 through 201, page 14

7.
Please revise your forecast disclosure to comply with all of the requirements of Item 10(b) of Regulation S-K. Your expanded disclosure should include, but is not limited to, a discussion of the basis for your projections.

Response: The Company has added disclosure of it basis of its projections.

Results of Operations, page 14

8.	Please quantify the "significant non-cash expenses related to salaries."

Response: The Company has added disclosure stating the “significant non-cash expenses related to salaries” was $500,000 for the year ended December 31, 2010 and $0 for 2009

Executive Compensation, page 17

Summary Compensation Table, page 17

9.	Please revise your disclosure to clarify how the performance bonus of $500,000 was paid to Mr. DeAngelis.

Response: The Company has added disclosure indicating that the performance bonus was paid by the issuance of 10,000,000 shares of common stock.

Transactions with Related Persons, Promoters and Certain Control Persons, page 18

10.	Please quantify Mr. DeAngelis' deferred contractual salaries since inception. Please clarify if and when the company intends to pay the deferred contractual salaries.

Response: The Company has added the following disclosure in response to question 10:

The total amount owed to Mr. DeAngelis as of December 31, 2010. The Company intends to pay this amount at a time when revenues are generated in amount to cover the Company’s day to day operations and Mr. DeAngelis salary.

11.	Please provide the information required by Item 404(c) of Regulation S-K.

Response: The Company has added disclosure indicating that Mr. DeAngelis is the only promoter of the Company.

Item 15. Recent Sales of Unregistered Securities, page II-1

12.	We note your disclosure on page 18 that Mr. DeAngelis has deferred contractual salaries. Please clarify if any of the shares issued in this section covers such deferred salaries.

Response: None of the shares issued in this section covers deferred salaries.

Very truly yours,

ANSLOW & JACLIN, LLP

By: /s/Gregg E. Jaclin
      Gregg E. Jaclin